UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 4, 2016

CHICOPEE BANCORP, INC.

(Exact Name of Registrant as Specified in its Charter)

Massachusetts	0-51996	20-4840562
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

70 Center Street, Chicopee, Massachusetts	01013
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (413) 594-6692

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

On April 4, 2016, Chicopee Bancorp, Inc. (the "Company"), the holding company for Chicopee Savings Bank, entered into an Agreement and Plan of Merger (the "Merger Agreement") with Westfield Financial, Inc., the holding company for Westfield Bank. Pursuant to the Merger Agreement, the Company will merge with and into Westfield Financial, Inc., with Westfield Financial, Inc. as the surviving company, and Chicopee Savings Bank will merge with and into Westfield Bank, with Westfield Bank as the surviving institution. In connection with the execution of the Merger Agreement, the Company and Westfield Bancorp, Inc. issued a joint press release. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

In addition, in connection with the announcement of the execution of the Merger Agreement, the Company and Westfield Bancorp, Inc. will make an investor presentation. A copy of the investor presentation is attached hereto a Exhibit 99.2 and incorporated herein.

Item 9.01 Financial Statements and Exhibits

(a)	Financial Statements of Businesses Acquired. Not applicable

(b)	Pro Forma Financial Information. Not Applicable

(c)	Shell Company Transactions. Not Applicable

(d)	Exhibits:

Exhibit No.	Description
99.1	Joint Press Release issued on April 4, 2016
99.2	Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHICOPEE BANCORP, INC.
DATE: April 5, 2016	By:	/s/ William J. Wagner
William J. Wagner
President and Chief Executive Officer